                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                              Keynote Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock , $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    493308100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]       Rule 13d-1(b)
         [ ]       Rule 13d-1(c)
         [ ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             High Rock Capital LLC
             04-3397165

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)   [ ]
                                                                    (b)   [ ]

3       SEC USE ONLY


4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                 5      SOLE VOTING POWER
                                            1,229,500
NUMBER OF
SHARES                           6      SHARED VOTING POWER
BENEFICIALLY OWNED BY                        -0-
EACH
REPORTING                        7      SOLE DISPOSITIVE POWER
PERSON                                      1,535,500
WITH
                                 8      SHARED DISPOSITIVE POWER
                                             -0-

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,535,500 shares

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.5%

12      TYPE OF REPORTING PERSON*

        IA

                                  Schedule 13G
                                  ------------

Item 1(a).        Name of Issuer:  Keynote Systems, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                           777 Mariners Island Boulevard
                           San Mateo, California 94404

Item 2(a).        Names of Persons Filing: High Rock Capital LLC ("HRC").

Item 2(b).        Address of Principal Business Office or, if None,
                  Residence: The address of the principal business office of HRC is 28 State Street, 18th Floor, Boston, MA 02109.

Item 2(c). Citizenship: HRC is a limited liability company organized under the laws of the state of Delaware.

Item 2(d).        Title of Class of Securities: Common Stock, $.001 par value

Item 2(e).        CUSIP Number:     493308100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)  [_]  Broker or dealer registered under Section 15 of
                            the Securities Exchange Act of 1934 (the "Act);

                  (b)  [_]  Bank as defined in Section 3(a)(6) of the Act;

                  (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Act;

                  (d)  [_]  Investment  company  registered under Section 8 of the Investment Company Act of 1940;

                  (e)  [X]  An investment adviser in accordance with Rule
                            13d-1(b)(1)(ii)(E);

                  (f)  [_]  An employee  benefit plan or endowment  fund in
                            accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)  [_]  A parent  holding  company or control  person in accordance  with Rule 13d-1(b)(1)(ii)(G);

                  (h)  [_]  A savings  association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  (i)  [_]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check
                  this box.    [_]

Item 4.           Ownership.

                  (a) Amount Beneficially Owned: High Rock Capital LLC was the record owner of 1,535,500 shares as of December 31, 2001.

                  (b)       Percent of Class:  5.5%

                  (c)       Number of shares as to which such person has:

                            (i)      sole power to vote or to direct the vote:
                                                1,229,500 shares

                            (ii)     shared power to vote or to direct the vote:
                                                0 shares

                            (iii) sole power to dispose or to direct the disposition of:
                                                1,535,500 shares

                            (iv) shared power to dispose or to direct the disposition of:
                                                0 shares

                  HRC expressly disclaims beneficial ownership of any shares of Keynote Systems, Inc., except, in the case of the 1,535,500 shares that it holds of record.



Item 5.           Ownership of Five Percent or Less of a Class.
                            Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.
                            Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                            Not applicable.

Item 8.           Identification and Classification of Members of the Group.
                            Not applicable.

Item 9.           Notice of Dissolution of Group.
                            Not applicable.

Item 10.          Certifications.

                           By signing below I certify that, to the best of my
                  knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2002


HIGH ROCK CAPITAL LLC

By:      High Rock Capital LLC

By:      /s/ David L. Diamond
         ------------------------------------------
         David L. Diamond,
         President